Filed Pursuant to Rule 424(b)(3)
File No. 333-128461

Pricing Supplement to the Prospectus Supplement No. 526 dated October 3, 2005 — No. 535

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B

$9,000,000
4.8% Aggregate Mandatory Exchangeable Notes due May 2006 (Exchangeable for a Basket of Two Common Stocks)

This pricing supplement and the accompanying prospectus supplement no. 526, relating to the aggregate mandatory exchangeable notes, should be read together. Because the aggregate mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 526 should also be read with the accompanying prospectus dated October 3, 2005, as supplemented by the accompanying prospectus supplement dated October 3, 2005. Terms used here have the meanings given them in the accompanying prospectus supplement no. 526, unless the context requires otherwise.

The aggregate mandatory exchangeable notes offered by this pricing supplement, which we call the “offered notes”, have the terms described in the accompanying prospectus supplement no. 526, as supplemented or modified by the following:

Issuer:    The Goldman Sachs Group, Inc.

Basket stocks:    the common stock of Cummins Inc. and Lennar Corporation, with Cummins Inc. having a relative weight on the trade date of 55.56%, and Lennar Corporation having a relative weight on the trade date of 44.44%

Face amount:    each offered note will have a face amount equal to $100.00; the aggregate face amount for all the offered notes is $9,000,000

Original issue price:    100% of the face amount

Net proceeds to the issuer:    99.95% of the face amount

Trade date:    October 28, 2005

Settlement date (original issue date):    November 4, 2005

Stated maturity date:    May 4, 2006, unless extended for up to six business days

Interest rate (coupon):    4.8% per year

Interest payment dates:    February 4, 2006 and May 4, 2006

Regular record dates:    for the interest payment dates specified above, five business days prior to the applicable interest payment date

CUSIP no.:    38143Y459

Your investment in the notes involves certain risks. We encourage you to read “Additional Risk Factors Specific to Your Note” beginning on page S-3 of the accompanying prospectus supplement no. 526 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated October 28, 2005.

Principal amount:

On the stated maturity date, each offered note will be exchanged for, with respect to each basket stock, a number of shares of that basket stock equal to the exchange rate for that basket stock or, at the option of Goldman Sachs, for the cash value of that basket stock based on the relevant final basket stock price.

Exchange rate for each basket stock:

If the final basket stock price equals or exceeds the relevant threshold appreciation price, then the exchange rate will equal a number of shares of that basket stock equal to the relevant threshold fraction multiplied by the weighting amount for that basket stock for each offered note outstanding. The face amount for one offered note equals $100.00. Otherwise, the exchange rate for the relevant basket stock will equal a number of shares of that basket stock equal to the weighting amount for that basket stock for each offered note outstanding. The exchange rate is subject, in certain circumstances, to anti-dilution adjustment as described in the accompanying prospectus supplement no. 526.

Please note that the amount you receive for each $100.00 of outstanding face amount on the stated maturity date could be substantially less than $100.00 and will not in any event exceed $125.00, which represents the sum of the products, with respect to each basket stock, of the relevant threshold appreciation price multiplied by the relevant weighting amount. You could lose your entire investment in the offered notes.

Initial basket stock price for each basket stock:	The initial stock price for each of the basket stocks is as follows:

1.	Cummins Inc.	$82.886 per share
2.	Lennar Corporation	$54.534 per share

Final basket stock price for each basket stock:	The closing price of one share of the relevant basket stock on the determination date, subject to anti-dilution adjustment.

Determination date:	The fifth trading day prior to May 4, 2006 unless extended for up to five business days.

Threshold appreciation price:	For each basket stock, the initial basket stock price times 1.25. The threshold appreciation price for each of the basket stocks is as follows:

1.	Cummins Inc.	$103.6075 per share
2.	Lennar Corporation	$68.1675 per share

Weighting amount:	The weighting amount for each of the basket stocks is as follows:

1.	Cummins Inc.	0.6703 per note
2.	Lennar Corporation	0.8150 per note

Threshold fraction:	For each basket stock, the threshold appreciation price divided by the final basket stock price for that basket stock.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Hypothetical payment amount:

The tables below show several examples of hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $100.00 of the outstanding face amount of your note, if the final basket stock prices were any of the hypothetical prices shown in the final basket stock price columns. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rates for the basket stocks and no market disruption events.

The prices in the final basket stock price column represent hypothetical closing prices for one share of the relevant basket stock on the determination date. The amounts in the exchange amount at maturity column represent the hypothetical cash value of each basket stock to be exchanged for each outstanding note, based on the hypothetical final basket stock price for that basket stock.

Example 1: Both basket stock prices increase by 10%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cummins Inc.	55.56%	$82.886	$103.6075	0.6703	$91.1746	$61.12
Lennar Corporation	44.44%	$54.534	$68.1675	0.8150	$59.9874	$48.88
	Exchange amount at maturity for each note:					$110.00

Example 2: Both basket stock prices increase by 40%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cummins Inc.	55.56%	$82.886	$103.6075	0.6703	$116.0404	$69.45
Lennar Corporation	44.44%	$54.534	$68.1675	0.8150	$76.3476	$55.55
	Exchange amount at maturity for each note:					$125.00

Example 3: Both basket stock prices decrease by 10%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cummins Inc.	55.56%	$82.886	$103.6075	0.6703	$74.5974	$50.00
Lennar Corporation	44.44%	$54.534	$68.1675	0.8150	$49.0806	$40.00
	Exchange amount at maturity for each note:					$90.00

Example 4: The basket stock price of Cummins Inc. decreases by 10% and the basket stock price of Lennar Corporation increases by 30%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cummins Inc.	55.56%	$82.886	$103.6075	0.6703	$74.5974	$50.00
Lennar Corporation	44.44%	$54.534	$68.1675	0.8150	$70.8942	$55.55
	Exchange amount at maturity for each note:					$105.55

Example 5: The basket stock price of Cummins Inc. increases by 40% and the basket stock price of Lennar Corporation decreases by 30%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cummins Inc.	55.56%	$82.886	$103.6075	0.6703	$116.0404	$69.45
EnCana Corporation	44.44%	$54.534	$68.1675	0.8150	$38.1738	$31.10
	Exchange amount at maturity for each note:					$100.55

Example 6: Both basket stock prices decrease by 40%.

Stock	Weight (%)	Initial Basket Stock Price	Threshold Appreciation Price	Weighting Amount (per note)	Assumed Final Basket Stock Price	Exchange Amount at Maturity
Cummins Inc.	55.56%	$82.886	$103.6075	0.6703	$49.7316	$33.34
Lennar Corporation	44.44%	$54.534	$68.1675	0.8150	$32.7204	$26.67
	Exchange amount at maturity for each note:					$60.00

The payment amounts shown above in examples one to six are entirely hypothetical; they are based on market prices for the basket stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical exchange amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in any of the basket stocks. Please read “Additional Risk Factors Specific to Your Note” and “Hypothetical Payment Amounts on Your Note” in the accompanying prospectus supplement no. 526.

Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying prospectus supplement no. 526.

Hedging:

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of all of the basket stocks on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see “Additional Risk Factors Specific to Your Note — Our Business Activities May Create Conflicts of Interest Between You and Us” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement no. 526.

Description of the basket stock issuers:

According to its publicly available documents, Cummins Inc. designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related products. Information filed with the SEC by Cummins Inc. under the Exchange Act can be located by referencing its SEC file number: 001-04949.

According to its publicly available documents, Lennar Corporation is a homebuilder and a provider of financial services. Information filed with the SEC by Lennar Corporation under the Exchange Act can be located by referencing its SEC file number: 001-11749.

Historical trading price information:

The common stock of Cummins Inc. and Lennar Corporation are traded on the New York Stock Exchange under the symbols “CMI” and “LEN”, respectively. The common stock of Cummins Inc. is also traded on the Pacific Stock Exchange. The following tables show the quarterly high, low and final closing prices as traded on the New York Stock Exchange, for the common stock of Cummins Inc. and Lennar Corporation, in each case for the four calendar quarters in each of 2003, 2004 and for the four calendar quarters in 2005, through October 28, 2005. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

Cummins Inc.

	High	Low	Close
2003
Quarter ended March 31	$29.50	$22.21	$24.60
Quarter ended June 30	$41.67	$24.60	$35.89
Quarter ended September 30	$49.96	$35.60	$44.43
Quarter ended December 31	$52.30	$43.80	$48.94

2004
Quarter ended March 31	$58.45	$48.70	$58.45
Quarter ended June 30	$65.95	$54.40	$62.50
Quarter ended September 30	$73.89	$59.23	$73.89
Quarter ended December 31	$84.42	$66.25	$83.79

2005
Quarter ended March 31	$82.30	$68.91	$70.35
Quarter ended June 30	$75.53	$63.85	$74.61
Quarter ended September 30	$93.24	$74.50	$87.99
Quarter ending December 31 (through October 28, 2005)	$87.96	$78.21	$83.41
Closing price on October 28, 2005			$83.41

Lennar Corporation

	High	Low	Close
2003
Quarter ended March 31	$25.9573	$22.177	$24.361
Quarter ended June 30	$38.885	$24.911	$35.75
Quarter ended September 30	$38.895	$31.445	$38.895
Quarter ended December 31	$50.75	$41.075	$48.00

2004
Quarter ended March 31	$56.01	$43.33	$54.03
Quarter ended June 30	$54.16	$41.62	$44.72
Quarter ended September 30	$48.46	$40.99	$47.60
Quarter ended December 31	$56.68	$42.19	$56.68

2005
Quarter ended March 31	$62.30	$52.93	$56.68
Quarter ended June 30	$63.75	$50.62	$63.45
Quarter ended September 30	$68.27	$53.49	$59.76
Quarter ending December 31 (through October 28, 2005)	$61.70	$53.33	$55.12
Closing price on October 28, 2005			$55.12